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                             October 22, 2021

       Jonathan Neman
       Chief Executive Officer
       Sweetgreen, Inc.
       3101 W. Exposition Boulevard
       Los Angeles, CA 90018

                                                        Re: Sweetgreen, Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
7, 2021
                                                            CIK No. 0001477815

       Dear Mr. Neman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       The Offering
       Voting Rights, page 17

   1. We note your amended disclosure that "following the completion of this offering, each share of our Class B
common stock will be convertible into one share of our Class A common stock at any
time and will convert automatically upon certain transfers and in certain other
circumstances as described in our amended and restated certificate of incorporation." Please
amend your disclosure here to briefly describe the "certain
                                                        transfers" and "certain
other circumstances" under which the Class B shares will
                                                        automatically convert
into Class A shares, or provide a cross-reference to a more detailed
 Jonathan Neman
Sweetgreen, Inc.
October 22, 2021
Page 2
      discussion of these terms elsewhere in your filing.
General

2. In appropriate places throughout the prospectus, please revise your disclosure to further describe the directed share program. Your disclosure should address the selection criteria for the persons who will participate in the program, the process that you will follow in identifying qualified potential participants, the process that prospective participants will follow to participate in the program, the manner in which you will communicate with participants and determine the amount each will receive, when and how you will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as any other material features of the program.
       Please contact Katherine Bagley at 202-551-2545 or Lilyanna Peyser at 202-551-3222
with any questions.



                                                            Sincerely,
FirstName LastNameJonathan Neman
                                                            Division of
Corporation Finance
Comapany NameSweetgreen, Inc.
                                                            Office of Trade &
Services
October 22, 2021 Page 2
cc:       Siana E. Lowrey
FirstName LastName